		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$31,008	$18,079
Add (deduct):
Equity in earnings of unconsolidated entities	(37,075)	(26,835)
Distributions from unconsolidated entities	12,818	5,836
Amortization of capitalized interest	1,788	251
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(329)	(5,921)
	$8,210	$(8,590)
Add fixed charges:
Consolidated interest expense (2)	14,862	10,910
Interest portion (1/3) of consolidated rent expense	8,170	11,979
	$31,242	$14,299

FIXED CHARGES:
Consolidated interest expense (2)	$14,862	$10,910
Capitalized interest	906	4,722
Interest portion (1/3) of consolidated rent expense	8,170	11,979
	$23,938	$27,611

RATIO OF EARNINGS TO FIXED CHARGES	1.31	*

(1)

Includes Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $6.9 million in 2014, and Loss on sale of business and other exit costs, net of $6.9 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings were inadequate to cover fixed charges by $13.3 million in the three months ended March 31, 2013.